UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.     )*

PROS Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

7436Y 103
(CUSIP Number)

12/31/2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74346Y 103                    13G

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ronald F. Woestemeyer and Mariette M. Woestemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

	5	Sole Voting Power 2,860,135

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,860,135

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,860,135

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	Percent of Class Represented by Amount in Row 9 * 6.6%

* Percentage calculation is based on the total outstanding shares reported to the New York Stock Exchange as of December 31, 2020 by the transfer agent.

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 74346Y 103                    13G

Item 1.
(a) Name of Issuer:
PROS Holdings, Inc.
(b) Address of Issuer’s Principal Executive Offices:
3200 Kirby Drive, Suite 600, Houston, TX 77098

Item 2.
(a) Name of Person Filing:
Ronald F. Woestemeyer and Mariette M. Woestemeyer
(b) Address of Principal Business Office or, if none, Residence:
3200 Kirby Drive, Suite 600, Houston, TX 77098
(c) Citizenship:
United States of America
(d) Title of Class of Securities:
Common Stock, par value $0.001 per share
(e) CUSIP Number:
74346Y 103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)     ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)     ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)     ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)     ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)     ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)     ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 74346Y 103

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
    (a) Amount beneficially owned: 2,860,135
The aggregate amount includes: (i) 419,351 shares held in RMW 2007 ILIT LLC; (ii) 700,000 shares held in RMW 2009 Gift Trust LLC; (iii) 226,522 shares held in RMW 2012 Dynasty Trust LLC; (iv) 206,815 shares in the RMW 2012 Legacy Trust LLC; (v) 690,619 shares in the RMW-M 2007 Trust LLC; (vi) 603,548 shares held in RMW-R 2007 Trust LLC; (vii) 4,980 shares in the Woestemeyer Revocable Trust; (viii) 1,660 shares held in an account owned by Mr. Woestemeyer; and (ix) 6,640 shares held in an account owned by Mrs. Woestemeyer.(1)

(1) The names assigned to these beneficially owned accounts may be different than the names appearing on the face of the original stock certificates. Certain of the originally-named accounts have been combined (in whole or in part), and/or converted to trust LLCs, but the tax numbers assigned to each current listed account have remained the same since issuance of the original stock certificates.

(b) Percent of class: 6.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
2,860,135
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
2,860,135
(iv) Shared power to dispose or to direct the disposition of:
0
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable

Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2021

/s/ Damian Olthoff, attorney-in-fact for Ronald F. Woestemeyer

/s/ Damian Olthoff, attorney-in-fact for Mariette M. Woestemeyer